The Simply Good Foods Company
1050 17th Street, Suite 1500
Denver, CO 80265

December 8, 2017

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3561 Washington, D.C. 20549 Attention: Roger Schwall, Assistant Director

Re:	The Simply Good Foods Company Registration Statement on Form S-1 File No. 333-220775

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Simply Good Foods Company (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 12, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Annita M. Menogan
Annita M. Menogan
Vice President and General Counsel